Filed by Rocket Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Mr. Cooper Group Inc.

Commission File No.: 001-14667

The following is an email sent from Varun Krishna, the Chief Executive Officer of Rocket Companies, Inc., to employees of Rocket on March 31, 2025.

Varun email to all Rocket team members

Hey team,

Since joining the company 18 months ago, I often get asked the question “Are you a mortgage company or a technology company?” to which I respond, “Neither. We are a homeownership company.”

Our mission is to help everyone home. In service to that mission, today we made a big announcement. Rocket has entered into an agreement to acquire Mr. Cooper, the largest mortgage servicer in America.

Why Mr. Cooper? Simply put, Mr. Cooper is an amazing company who will accelerate our mission. They are a perfect fit to join Rocket.

Here’s why.

Let’s start with culture and mission. Mr. Cooper’s purpose is to “keep the dream of homeownership alive” – a close tie to our mission to Help Everyone Home and our core creative idea of Own the Dream. Mr. Cooper’s values talk about challenging convention, being champions for their customers, being cheerleaders for their team. The soul of Rocket is held in its culture, and this alignment shined brightly to me from my first conversation with Jay Bray, Mr. Cooper’s CEO.

Like us, Mr. Cooper believes in the power of technology to improve the lives of our clients and team members. As one example, Agent IQ is an AI servicing platform the company developed that will complement our AI origination technology like Rocket Logic. These tools are built to improve the working experience for team members and to unlock new benefits for our clients.

As we look at the acquisition, there are three key things I hope all of you get as freakishly excited about as I am:

We will become the largest servicer, building on our award-winning experience to forge lifelong client relationships. Once Mr. Cooper joins Rocket, we will have $2.1 trillion in mortgage servicing - increasing our current servicing client base from nearly 3 million clients to nearly 10 million clients. This means we will go from servicing one in every 25 homeowners with a mortgage to one in every six.

Rocket has ranked #1 in J.D. Power’s mortgage servicer study for 10 years and our clients return to us for their next loan at an 83% rate – three times the industry average. Increasing our scale will allow us to double down on this strength.

A more integrated experience for our clients. Through our growth in servicing, we will be able to deliver our clients a more personalized, targeted experience throughout the entire homeownership journey. No other company has delivered on this homeownership platform at scale and when we do, we will also be able to reduce costs for our clients.

Our business model will be more balanced. Managing our clients’ mortgages through servicing is one of the most consistent ways we generate revenue, particularly in high rate environments. By growing our servicing book, we further stabilize our business.

I’m sure you’re wondering what’s ahead. Let’s take a look together.

After the deal closes, Jay Bray, Mr. Cooper’s Chairman and CEO, is expected to join us as President and CEO of Rocket Mortgage, reporting to me. This is one of the roles I currently hold and I’m deeply grateful to have a leader of Jay’s caliber stepping in. With this planned change, I will remain in my role as CEO of Rocket Companies.

Jay is one of the most knowledgeable and respected leaders in the mortgage industry and will be a huge leadership asset to bring to our team. His vision helped spark and sustain Mr. Cooper’s growth trajectory to become the nation’s largest servicer – driven by strong culture, technology and strategy.

Jay is fired up to join Rocket and start working with us. Through the many hours we have spent together, I have seen what an authentic leader he is, with deep appreciation for his team and the industry.

Jay and I also share the priority to stay true to Rocket culture.  We are committed to being extremely thoughtful about integrating the companies after closing and building on what we each do best.

Similar to our deal announcement with Redfin, Rocket and Mr. Cooper will continue to operate as two completely separate companies until this deal closes, which we expect to be in the fourth quarter of this year.  As I shared with all of you earlier on Slack, now is the time to stay focused on execution and ignore the noise as we prepare for an exciting chapter of growth.

This is a big announcement, and it’s natural to have more questions as you take in the news.  We have prepared an FAQ page on Rockworld with the information we have today – and we will continue to share updates along the way as we have them.  We may not have all the answers today, but we are and always will be Rocket.

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Ok….this is a long note already, so let me close.  We are already the undeniable leader in mortgage. Through the amazing work of the team reading this email, we have attracted two incredible partners that want to join forces with Rocket, supercharging our efforts in home search and servicing.

Once Mr. Cooper and Redfin officially join Rocket, we will accelerate our vision to help everyone home and create a first of its kind integrated homeownership platform. The scale of our joined companies with both acquisitions will triple the size of our data pool, significantly increasing our AI capabilities and ultimately unlocking new opportunities for our clients, team members, brokers and partners through a frictionless homeownership experience.

As we pursue this mission, Rocket will become an iconic brand and company. And, at the end of the day, our platform will bring superior benefits to those that matter most, our clients.

Longer than I wanted to spend on that close  ;(

….but I hope you are as excited and energized as I am to take this rocket to the moon.

“You’ll see it when you believe it.”

-v

*In the attached, you will find a PDF with disclosures that are standard to include in communications about the acquisition.

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Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding each proposed transaction between (1) Rocket Companies, Inc. (“Rocket”) and Mr. Cooper Group Inc. (“Mr. Cooper”), and (2) Rocket and Redfin Corporation (“Redfin”); future financial and operating results; benefits and synergies of the transactions; future opportunities for the combined companies; the conversion of equity interests contemplated by the Agreement and Plan of Merger entered into by Rocket and Mr. Cooper on March 31, 2025 (the “Rocket/Cooper Merger Agreement”) and the Agreement and Plan of Merger entered into by Rocket and Redfin on March 9, 2025 (the “Rocket/Redfin Merger Agreement” and, together with the Rocket/Cooper Merger Agreement, the “Merger Agreements”); the issuance of common stock of Rocket contemplated by each Merger Agreement; in connection with the proposed transaction between Rocket and Mr. Cooper, the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Rocket/Cooper Registration Statement”) and a prospectus and information statement of Rocket and a proxy of Mr. Cooper to be included therein (the “Joint Proxy and Information Statement/Prospectus”); in connection with the proposed transaction between Rocket and Redfin, the expected filing by Rocket with the SEC of a registration statement on Form S-4 (the “Rocket/Redfin Registration Statement” and, together with the Rocket/Cooper Registration Statement, the “Registration Statements”) and a prospectus of Rocket and a proxy of Redfin to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction between (1) Rocket and Mr. Cooper, and (2) Rocket and Redfin and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transactions may not be completed in a timely basis or at all, which may adversely affect Rocket’s, Mr. Cooper’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transactions, including stockholder approvals by Mr. Cooper’s and Redfin’s respective stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transactions; (iii) the effect of the announcement, pendency or completion of the proposed transactions on each of Rocket’s, Mr. Cooper’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others with whom Rocket, Mr. Cooper or Redfin does business, or on Rocket’s, Mr. Cooper’s or Redfin’s operating results and business generally; (iv) that the proposed transactions may divert management’s attention from each of Rocket’s, Mr. Cooper’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transactions or otherwise, including the risk of stockholder litigation in connection with the proposed transactions, or the impact of the proposed

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transactions thereupon, including resulting expense or delay; (vi) that Rocket, Mr. Cooper or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of any of the Merger Agreements, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transactions may impact Rocket’s, Mr. Cooper’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the proposed transactions may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transactions; (x) the risk that the anticipated benefits and synergies of the proposed transactions may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transactions; (xiii) the risk that integration of the Rocket, Mr. Cooper and Redfin businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the proposed transactions, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of Rocket, Mr. Cooper and Redfin.

These risks, as well as other risks related to the proposed transactions, will be more fully described in each of the Registration Statements that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statements are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

Important Information for Investors and Stockholders

In connection with Rocket’s and Mr. Cooper’s proposed transaction, Rocket will file with the SEC the Rocket/Cooper Registration Statement on Form S-4, containing the Joint Proxy and Information Statement/Prospectus. After the Rocket/Cooper Registration Statement has been declared effective by the SEC, the Joint Proxy and Information Statement/Prospectus will be delivered to stockholders of Rocket and Mr. Cooper. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Rocket/Cooper Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE ROCKET/COOPER REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE ROCKET/COOPER REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

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ROCKET, MR. COOPER, THE COMPANIES’ PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper will be able to obtain copies of the Rocket/Cooper Registration Statement and the Joint Proxy and Information Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (http://www.sec.gov).

In connection with Rocket’s and Redfin’s proposed transaction, Rocket plans to file with the SEC the Rocket/Redfin Registration Statement on Form S-4, containing the Proxy Statement/Prospectus. After the Rocket/Redfin Registration Statement has been declared effective by the SEC, the Proxy Statement/Prospectus will be delivered to stockholders of Redfin. Rocket and Redfin may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or Rocket/Redfin Registration Statement or any other document which Rocket or Redfin may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND REDFIN ARE URGED TO READ THE ROCKET/REDFIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE ROCKET/REDFIN REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, REDFIN, THE COMPANIES' PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Redfin will be able to obtain copies of the Rocket/Redfin Registration Statement and the Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov).

Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper will be available free of charge under the Financials & Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com.

Copies of the documents filed with the SEC by Redfin will be available free of charge under the Financials & Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the proposed transaction between Rocket and Mr. Cooper under the rules of the SEC. Additionally, Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the proposed transaction between Rocket and Redfin under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024 and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders (the “Rocket 2024 Proxy”), which can be

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obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Named Executive Officer Compensation Tables”; “Security Ownership of Certain Beneficial Owners and Management” and “Proposal No. 3 – Advisory Vote on Named Executive Officer Compensation” in the Rocket 2024 Proxy. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 2024 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024 and Mr. Cooper’s proxy statement, dated April 11, 2024, for its 2024 annual meeting of stockholders (the “Mr. Cooper 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2024 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2024 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024 and Redfin’s proxy statement, dated April 25, 2024, for its 2024 annual meeting of stockholders (the “Redfin 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Executive Compensation”; “Proposal 2: Advisory Vote on Named Executive Officer Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in the Redfin 2024 Proxy. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 2024 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Rocket/Redfin Registration Statement, containing the Proxy Statement/Prospectus, in the Rocket/Cooper Registration Statement, containing the Joint Proxy and Information Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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